

April 2, 2009

Mr. Donal L. Mulligan
Chief Financial Officer
General Mills, Inc.
P.O. Box 1113
Minneapolis, MN 55440

      Re: General Mills, Inc.
               Form 10-K for Fiscal Year Ended May 25, 2008
               Filed July 11, 2008
               File No. 001-01185

Dear Mr. Mulligan:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended May 25, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Fiscal 2008 Consolidated Results of Operations, page 15

1.   We note that for each of the three fiscal years presented, your income taxes paid are less than your current income tax expense provision. Please expand your disclosure to indicate the drivers for this difference as well as the extent to which

you expect this trend to recur in future periods. Please also expand your
disclosure of liquidity and capital resources to the extent you believe that the
future cash demands necessary to settle tax liabilities will be material. Refer to
FRR 204.03.

Significant Accounting Estimates – Income Taxes, page 32

2.   We note that you have recorded a deferred tax asset valuation allowance. Please
expand your disclosure to discuss the reasons for establishing your valuation
allowance within the context of paragraphs 21 thru 25 of FAS 109, or other
applicable literature. In your response to this comment, please provide us with a
sample of your proposed expanded disclosure.

Note 2 – Summary of Significant Accounting Policies

Inventories, page 47

3.   In relation to the grain inventories and related cash contracts you carry at market
value, please tell us:

·   the specific accounting literature you believe permits you to value such
inventories at market value;

·   whether you are applying certain literature by analogy, and if applicable, why
you believe the analogy is appropriate;

·   what specific grain commodities you carry at market value;

·   your business use for those market-valued inventories;

·   whether the market-valued inventories are in a condition or form that is
available for immediate delivery to your customer;

·   for each fiscal year presented, the amount of the net changes in market values
which were recorded in earnings; and,

·   for each fiscal year presented, the amount of market-valued inventories that
you purchased which were subsequently resold with substantially no
modification, versus the amount which required additional processing to reach
their sellable state.

Derivative Instruments, page 49

4.   We note you refer to your non-hedging derivatives as "economic hedges" throughout your discussion of derivative and hedging accounting policies. Because of your use of "hedge", we are unable to determine which of your policy disclosures relate to hedges within the context of paragraph 18.b of FAS 133 versus non-hedging derivative activities pursuant to paragraphs 18.a or 18.b of FAS 133. Please clarify your disclosure and consider restricting your use of "hedge" or "hedging" to those derivative activities which are accounting hedges. In your response to this comment, please provide us with a sample of your proposed modified disclosure.

5.   We note your policy of reporting unrealized gains/losses of your derivative instruments outside of segment operating results separate from the realized gains/losses which are reported within segment operating profit. Please tell us how you have concluded this policy does not result in a form of synthetic accounting whereby unrealized results of non-hedging derivative activities are reported differently from realized results. Please refer to Section IV "Classification of Derivative Gains and Losses in the Income Statement" of the highlights of the SEC Regulations Committee meeting on September 16, 2003, a copy of which can be found at the following internet address:

        http://www.thecaq.org/resources/secregs/pdfs/highlights/2003_0916_highlights.pdf

Stock-Based Compensation, page 50

6.   We note your disclosure that all of your stock compensation expense is classified in SG&A. Please confirm that for all recipients of stock compensation, the cash compensation expense is wholly within SG&A (e.g. not included in restructuring, exit costs, inventory or costs of sales). Refer to SAB Topic 14F.

Note 4 – Restructuring, Impairment and Other Exit Costs, page 53

7.   We note you have incurred charges for accelerated depreciation in relation to your closure of the Trenton, Ontario plant and CPW restructuring. In relation to your accelerated depreciation, please address each of the following:

        ·   Tell us how you define the term accelerated depreciation and your accounting basis for this concept.

        ·   Indicate whether the assets subject to accelerated depreciation are expected to be sold, abandoned, or otherwise.

·   If you incur accelerated depreciation as a result of a change in estimates, tell us what estimates have changed (e.g. life of asset, capacity of asset, salvage value, etc…) and what new information has come to light that has resulted in those changes in estimates.

·   Please tell us what impact recognizing accelerated depreciation has on your current and future impairment assessments and why you have determined it is more appropriate to recognize accelerated depreciation rather than an impairment loss. Please tell us why you believe the depreciated asset is consumed on an accelerated basis rather than impaired (i.e. its carrying amount exceeds its fair value and is not recoverable from the sum of the undiscounted cash flows from the use and eventual disposal of the asset). Consider providing us with an illustrative fact pattern or example to the extent you believe it may aid in your response.

8.   We note you have recognized restructuring, impairment and other exit costs of $21.0 million, $39.3 million, and $29.8 million for fiscal years 2008, 2007 and 2006, respectively. We also note in your table detailing the roll forward of your restructuring and other exit cost reserves, your 2008, 2007 and 2006 charges were $9.6 million, $(0.9) million and $20.9 million, respectively. Please expand your disclosure to explain how these different amounts are related to each other or consider reconciling the differences between these amounts. In your response to this comment, please provide us with a sample of your proposed expanded disclosure.

Note 6 – Goodwill and Other Intangible Assets, page 55

9.   In regards to your disclosure of the reallocation of goodwill by country and subsequent recognition of additional cumulative translation adjustment, please tell us what facts and circumstances resulted in your original country allocations and what changes in those facts and circumstances have necessitated the reallocation. Please tell us how you characterize this reallocation within the framework provided by FAS 154.

Note 14 – Income Taxes, page 70

10.   We note you present deferred tax assets for unrealized losses, capital losses and net operating losses within one line of your table of deferred tax assets and liabilities. Because unrealized losses, capital losses and net operating losses have different realization and reversal characteristics, please modify your disclosure to present these items separately.   In your response to this comment, please provide us with a sample of your proposed modified disclosure.

11.   We note you have not recognized a deferred tax liability for unremitted earnings of $2.2 billion from your foreign operations. Please expand your disclosure to include your accounting basis for this accounting treatment. If the deferred tax liability has not been recognized as a result of APB 23, please expand your disclosure to include the disclosure requirements of paragraph 44 of FAS 109. In your response to this comment, please provide us with a sample of your proposed expanded disclosure.

12.   We note you identify proposed IRS adjustments to the 2002-2003 audit cycles which could have a material adverse impact on your results of operations and cash flows. Please expand your disclosure to include the range of possible loss. If amounts have been accrued, please disclose the amount accrued and the classification of the accrual (e.g. accrued within the May 25, 2008 balance of unrecognized tax benefit liability pursuant to FIN 48).

Note 17 – Supplemental Information, page 74

13.   We note you disclose assets under capital lease as a separate component within your disclosure of land, buildings and equipment. Please present these assets according to their nature (e.g. land, buildings, equipment, software, etc…) and provide supplemental disclosure of the amount of assets under capital lease.

Closing Comments

    Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

    ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Donal L. Mulligan
General Mills, Inc.
April 2, 2009
Page 6

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Giugliano at (202) 551-3319 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief